FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer



                    Pursuant to Rule 13a - 16 or 15d - 16 of

                      the Securities Exchange Act of 1934



                          For the month of March 2004
                                1st March 2004



                       BRITISH SKY BROADCASTING GROUP PLC
                              (Name of Registrant)



                Grant Way, Isleworth, Middlesex, TW7 5QD England
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                    Form 20-F X            Form 40-F



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


                    Yes                    No X



If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



                                 EXHIBIT INDEX


                                    Exhibit


EXHIBIT NO.1    Press release of British Sky  Broadcasting  Group plc
                announcing Disposal released on 1st March 2004





                                                                    1 March 2004

                       BRITISH SKY BROADCASTING GROUP PLC

                        Disposal of interest in QVC (UK)

British Sky Broadcasting Group plc ("BSkyB") announces that BSkyB Home Shopping Limited (a wholly owned subsidiary of BSkyB) has sold its 20% shareholding in QVC (UK), operator of QVC - The Shopping Channel, to a wholly owned subsidiary of QVC, Inc. (also previously the ultimate holder of the remaining 80% shareholding in QVC (UK)) for cash consideration of approximately GBP49 million (which has been received by BSkyB). The sale will lead to a profit on disposal of approximately GBP49 million which will be recorded as an exceptional, non-operating item in BSkyB's third quarter results.

Enquiries:

Analysts/Investors:

Neil Chugani    Tel: +44 20 7705 3837
Andrew Griffith Tel: +44 20 7705 3118

E-mail: investor-relations@bskyb.com

Press:

Julian Eccles Tel: +44 20 7705 3267
Robert Fraser Tel: +44 20 7705 3036

E-mail: corporate.communications@bskyb.com



                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BRITISH SKY BROADCASTING GROUP PLC


Date: 1st March 2004                     By: /s/ Dave Gormley
                                             Dave Gormley
                                             Company Secretary